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                                                                    EXHIBIT 99.3



                           [LADNER DOWNS LETTERHEAD]


FILE NO: 36582/01050

BY FAX

Montreal Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

ATTENTION:  MARINA REYES

Dear Sirs/Mesdames:

                                VISTA GOLD CORP.
                 - DECEMBER 1997 EXTRAORDINARY GENERAL MEETING

         We are counsel to Vista Gold Corp. (the "Company"). On behalf of the Company, we hereby notify you of the following meeting and record dates for an extraordinary general meeting (the "Meeting") of the Company:

        Meeting Date:                           December 17, 1997
        Record Date:                            November 13, 1997

         We will notify you of the location and time of the Meeting and provide you with a copy of a draft Timetable for the Meeting as soon as possible.

         AS DISCUSSED, WE CONFIRM OUR UNDERSTANDING THAT MONTREAL TRUST WILL COMPLETE THE FILING OF THE INITIAL NOTIFICATION TO THE SECURITIES ADMINISTRATORS, STOCK EXCHANGES AND CLEARING AGENCIES AS SOON AS POSSIBLE AND IN ANY EVENT NO LATER THAN NOVEMBER 5, 1997. As you may be aware, the filing of this notice less than 25 days before the record date is permitted by section 1 of Part XII of National Policy Statement No. 41, provided that there is a minimum of 25 days between the time of mailing materials by intermediaries to non-registered shareholders and the date of the Meeting. The draft Timetable will be prepared to meet this requirement.

         If you have any questions, please do not hesitate to contact the writer at 640-4102.

                              Yours truly,

                              LADER DOWNS



                             /s/ Jason J. Brooks
                             ------------------------------------------
                             (signed) Jason J. Brooks